United Online, Inc.

Goldman Sachs Conference

May 21, 2008

Speaker:

I’m Megan Barker. I’m on the Internet Research Team at Goldman and it’s our pleasure to welcome United Online to our 9th Annual Conference. United Online’s businesses include its internet access brands, its Classmates and MyPoints businesses and the soon to be acquired FTD floral business. With us today we have Mark Goldston, the Chairman, President and CEO as well as Scott Ray, the Executive VP and CFO.

Mark has been the Chairman and CEO of United Online since the company’s inception in 2001, before which he held positions at NetZero, L.A. Gear and Reebok among others. And Scott has been at United Online since late ‘07 and prior to United he was the Chief Financial Officer at ValueClick.

Just as a reminder, there will be a breakout immediately following this in this room. So we’ll start that at about 11:00. And with that, I will turn it over to Mark.

Mark:

Thank you, Megan. Good morning, everyone, friends and family. I’m going to go through an overview of the recent performance of United and give you a strategic overview of what the company’s going to look like pre and post the FTD acquisition, which of course you know we just announced. I also just wanted to mention because it came up this morning, FTD put out a bulletin yesterday, a release that their Mother’s Day business I think was up 12 percent year-over-year. So we were pretty happy to see that the company has actually been performing well. It looks like the Mother’s Day season in the industry was strong, which I certainly helped by contributing to that.

Let’s talk about the breakout of United Online and how this thing looks today. So today we have two key segments: Classmates Media and the Communications segment, one of them, which we’ve always talked about Communications being as a cash flow company. It is, we’ll show you some of the dynamics as we go through it but it is one of the most amazing cash flow businesses I’ve ever worked on. The other business, which we’ve always called growth co, which is Classmates and MyPoints, is now actually becoming on its own a cash flow company and we’ll talk about that.

So huge profitability out of the Communications segment and now huge profitability as well out of the Classmates Media segment. So the growth business, which is what we talk about, which is Classmates and MyPoints, great top line, great bottom line. I’ll point out in 2007 Classmates Media grew 27 percent on the top line and 41 percent at the EBITDA line and it put up three years worth of new paid subscribers, coming in at over one million net new pay additions. So that’s been an amazing business for us since we bought them.

The Communications business, I mean it’s a cash flow co. It just, we’ll show you the numbers. They’re really stellar. That business today is 38.4 percent EBITDA margin. There are businesses that don’t have that as a gross margin. We do have a subscription and advertising hybrid business model on all of our businesses except for MyPoints, which is 100 percent advertising. And then we’ll talk about the FTD acquisition and how that fits into the equation.

This is the slide that I am perhaps the most proud of because it shows you the last six years performance of the company and you can see we have had six consecutive record years of adjusted OIBDA and six consecutive record years as OIBDA as a percent of revenues. We have made $688 million of combined OIBDA since 2002 on these businesses and a lot of that, obviously, had come from dial and most recently you’ll see Classmates and MyPoints being huge contributors to that. But the entire corporation has an almost 29 percent adjusted OIBDA margin.

In terms of where we’re going with this business, it’s very important to understand the breakout of the segments. The Classmates Media segment, which is Classmates and MyPoints, you can see that on a Q1 performance basis year-over-year we virtually doubled our adjusted OIBDA as a percent of revenues, up to 22.8 percent from 12.2 in the year ago quarter. Communications segment, again, reached an all-time high of 38.4 percent adjusted OIBDA in the segment versus 33.5 a year ago. So as a company, total consolidated United total revenues in Q1 we came in adjusted OIBDA at 31.7 percent, which is huge numbers.

Free cash flow, again, has always been the United Online story. It continues to be. You saw Q108 over ‘07, a 31 percent increase in free cash flow to almost $27 million and if you look at our cash and cash equivalents in short-term, we have always been a cash rich company. We’ve always said that cash is there for us to use, largely on acquisitions. We spent $100 million of that cash to buy Classmates. That turned out to be an amazing deal. We spent $56 million to buy MyPoints. Great deal. And we’re going to spend in excess of $200 million on our new acquisition at FTD.

In terms of our dividend, we were of course the first major company to declare a dividend on the internet. We’ve now had 13 consecutive quarters of a 20 cent per share dividend. So we’ve spent to date $163 million and it will be $180 or so after we pay the next dividend and our yield is off the charts. And after the FTD acquisition we intend to reduce the dividend to 10 cents per share, which will still give us a dividend yield that’s roughly 2X, what the average is of other companies in the field.

In terms of the Classmates Media segment, and I wanted to talk a lot about this, because as you know we attempted to take this company public in December, 2007 and we were sort of on the leading edge of what you’re now all seeing in the marketplace. There’s a very tough financial environment and we decided that since our strategy was to unlock value, that the market was not going to give us the unlock that we were looking for and that we were happy to kind of just pull the plane back and not land at that airport and continue to perform and show how this company was going to operate such that when the performance was out there and we went back out, people could value it off of actual 2008 performance. And that’s what you’re going to see here. So our objective was very much focused on top line growth and bottom line growth, coming off of 2007 where the segment went up 27 percent at the top line, 41 percent at the EBITDA line.

In terms of looking at that segment in terms of the graphic impact of the new website, we talked a lot about this in the fourth quarter of ‘07, Classmates was sort of a Web 1.0 site for lack of a better term; very efficient, not very dramatic. We undertook a massive redesign project which had five key elements to it and we said those five pods would launch over a 12-month period ending in 2008. We’ve already launched three of those pods. The results have been spectacular. The new design is on the right. It is far more interactive, far more Web 2.0 and I’m going to show you some specifics on the next slide.

So by the end of 2008, this is what Classmates in effect will be. It will continue to be the premier place to go to reconnect with your past. We have almost 40 percent of all of the adults in the United States who are on the internet who are over 25 years old are members of United Online’s parties and most of those are on Classmates. So we have a huge group of people who come on here to find high school, college, military and work friends.

The biggest comment we’ve gotten over the years from our customers is, “Well, if there’s 40 or 50 million people, why can’t I converse with them on other things other than just people I went to school with?” Good question. You know what that’s called? Social networking. So what we’ve decided to do is to create more elaborate profiles on people so they can express their personal interests, things that they want to do and other people they’d like to interact with and we’re launching local communities so that if you lived in Wellesley, Massachusetts but you grew up in Chicago, so you didn’t go to school in Wellesley, you and your family could find places to get homework tutors, where to sign up for soccer, what are the good dentists, things that people want to know that have nothing to do with their past.

So too, if you were a person interested in fly fishing, sports cars, travel, if you put that as an interest, we’re going to launch a feature later this year called the interest matcher where you’re going to be able to get an overlay of all the people in the Classmates network who have the same kind of interest match that you’ve got and give you the opportunity to converse with them. And the targeting opportunities to sell advertising against that are enormous. And so we’re very excited about that.

This slide is really rather amazing in that it shows what we’ve been able to do with Classmates over the last two years. We bought the company at the end of 2004. In the year 2004 the company went down 240,000 net paid subscribers. So we bought a business that needed to be turned around. That’s what we typically do. In the year 2005 we went up by 300,000 paid subscribers, from a negative 240 to a plus 300. In the year 2006 we went up organically 340,000. In the year 2007 we went up by 1.03 million in that year alone. And the first quarter of 2008 we added 322,000 net pay additions. We have never had a quarter where we even added 300,000. This was an all-time record by a huge amount.

But what’s really important is if you go back to when we started, the redesign of Classmates, the new marketing ideas and the new tools, when they started to come out, you can see that from Q106 through Q406 our average quarterly net pay additions were 75,000 subs at an average RPU of about $3.10 to $3.20. In the last five quarters we’ve averaged quarterly increase 270,000 paid subscribers. That is a massive increase and I don’t have to tell you that the profitability on that is roughly 90-plus percent. So we get an RPU of a little over $3.00 a month; we make over 90 points of gross margin on those customers.

So it’s thank God we were the people who pioneered the hybrid social networking business model because as we took a lot of criticism on how could you possibly sustain paid subscriber growth in a social networking arena where Facebook, MySpace and Vivo are free? And the answer is we have 50 million free members. We have 3.5 million pay members and without the pay model the social networking business models are not nearly as attractive. So we are unique. Our business model is compelling and we are very profitable because of that.

Our MyPoints business, which we bought in April, 2006, we have virtually doubled the registered accounts at that company since we bought it and it is a premier targeted advertising company. Very happy clients, because to the consumer it’s compelling because of the points that are offered to them from buying from over 400 different retail partners. The advertisers love it because it’s dynamic, real-time feedback. There’s no mystery as to whether or not their advertising works.

In terms of the growth that’s been delivered in this segment, if you look at the revenues, 22 percent increase year-over-year. The adjusted OIBDA — and this is what I was talking about earlier in terms of the Classmates Media segment not just being a growth company but actually being a massive profitability opportunity as well — up 129 percent year-over-year in OIBDA and we almost doubled adjusted OIBDA as a percent of revenue. So by anybody’s measure, you look at any companies on the internet and I would stack these numbers up against anyone out there for this period of time.

In terms of the Communications segment, which as you know is our ISP business, that is our legacy business. I’m going on my tenth year of doing this. I was the 25th employee of NetZero and its first Chairman and CEO. We took the company public in ‘99. The concept was free internet access subsidized by advertising. We actually still have that business and it’s a very profitable business but we also pioneered value dial, which was $9.95. We’re the Southwest Airlines of the internet, half the price of AOL, same quality, etcetera. This business continues to be a great business to be in.

The dialup market today, depending on who you listen to, has between 15 and 20 million people. The rate of decline in that category is starting to level. J.D. Power came out with a report in September, 2007 that showed broadband saturation had been reached and only two percent of the dial market in the recent 12 months had converted to broadband and there’s less than 30 percent penetration of broadband in rural C&D counties.

So we look at dialup and say, “This is a market that’s going to be around for a long time.” We love the business. It’s got great cash flow. We’re in every retailer you can imagine who you’d want to be in to reach the kind of consumers that are our people. So we like where we sit with this business.

This is what I just talked about. This shows you the dialup customer today in America is largely people in C&D counties and lower income individuals in major metropolitan areas. The cost to build a DSL station in Bessemer, Alabama is the same as the cost to build a DSL station in Atlanta, Georgia. The issue is 2.5 miles from the DSLAM is the service area and it doesn’t pay to build DSLAMs in rural areas because there’s not enough people to amortize the cost. Same thing in the cable business.

You’re not going to dig up the countrysides of America so you can get 1,000 people on your cable business. So people in the smaller towns use satellite dishes from people like DirecTV to get their television and if they want to do wireless broadband it’s $90 a month; otherwise they pay us or Earthlink or AOL or someone else and they get dial. And that is not going to change. As this slide shows you that the rural penetration of broadband is barely 30 percent. And in fact there was an article on the cover of the Wall Street Journal two days ago on this very topic, talking about the lack of penetration of broadband in C&D counties in the U.S.

This also shows you that our dial business has had the best six months its had roughly in four years. Our average quarterly decline had been almost 150,000 for a year and a half and the last six months it was 107,000. So we are definitely seeing categorically that things are starting to level off and we like where we sit with the business, certainly from a profitability standpoint. If you look at Communications segment revenues, you can see that on roughly $17 million reduction year-over-year in revenues, your OIBDA on the business went down $2-plus million. So tremendous efficiency and an all-time record OIBDA margin of 38.4 percent. So you’re talking about a business that’s go the high 80s on a gross margin basis and makes almost 40 percent EBITDA margin. So very few businesses in the world will you see with those kinds of dynamics.

So now I’d like to switch gears and talk about flowers. The FTD acquisition is one that we’ve been looking at for seven months, literally seven months it took us to do this. We had articulated on previous earnings calls as a company that our intention was to use our cash to diversify our company, to find a major branded business that had an internet presence but not necessarily 100 percent internet presence, that could be accretive to us within 12 months and where we could take our marketing savvy, our internet knowledge and our 58-plus million members and bring them to bear to enhance the business that we would acquire.

Well, this is right up the middle of that fairway. We announced the acquisition a couple of weeks ago. You’ve seen the deal structure. Obviously we’ve publicly filed all of that. And our expected closing of this deal will be, we hope, in the third quarter of 2008.

What this does for our company is it gives us a huge increase in scale. One of the things that is interesting about United Online and we think has held our stock back over the years is this perceived terminal value challenge. I’ve been actually hearing that since 2002, that since 2002 every year what I hear at the conferences and with the Earthlink guys here at the conferences are, “Well, dial’s going to end next year. Dial’s going to end next year.” This has been going on for five years. In the past five years we’ve made $688 million of EBITDA waiting for to basically show up.

So while we and Earthlink and others may not actually think that’s going to happen, the investment community continues to talk about our heavy concentration of our business in what they perceive to be a terminal value challenged business. With a single stroke of the pen in acquiring FTD, our dial business in effect becomes less than 26 percent of the total revenues of the company. So it still remains a beautiful cash flow business that we really like a lot and we still believe there is a long tail to the dial business. But importantly, it is now basically a quarter of the company and the other part of the company is this great floral brand, which I’ll talk to you about and a huge growth asset in Classmates Media.

So this is a big transformation for us. We like the financial characteristics. We like the market. I personally spent many years running the largest fragrance company in America at Revlon and the floral business and the fragrance business are virtually identical in terms of their dynamics, the occasions of purchase and how you go about it. So I’m actually very excited to get involved in this industry.

In terms of why we like FTD particularly, it is a world class consumer brand. It does have a very big internet business, even though I would not call it by any stretch of the imagination an internet company. We think there’s a huge untapped potential for marketing. We’ve done and I’ll show you a slide coming up, the overlap of the profile of the users could not be more direct and yet they probably have very few of our total members who are FTD customers. So that’s something we’re really excited about. And then from a financial standpoint, United has always said when we buy companies we would like them to start to be accretive within 12 months. We’ve always said that. It’s always done that and this business will be no exception.

So when you put the two companies together you’ll have about $1.1 billion of revenue and close to a quarter of a billion of adjusted EBITDA and if you look at the way the split goes in terms of the EBITDA and revenue, you can see the diversification story, what I was talking about, significant reduction in the perceived beta of UNTD.

What we liked about FTD was the brand and the fact that it really does have a massive presence around America in terms of the member florist network, it is a brand you think about when you’re ready to order flowers. As a business they’re great operators and they’ve got great cash flow, terrific EBITDA. They just put out some numbers. They had a strong Mother’s Day. They have an Interflora business in the U.K. which is the FTD of Europe, which is a terrific business.

So we really like the dynamics a lot about this business. When you look at the market it’s interesting. If you add up 1800-FLOWERS, FTD, Teleflora and ProFlowers, and you take out the fees that they generate and just look at the floral revenue they sell, those companies combined barely do ten percent of the $20 billion. So what we liked about this was this was a huge market with a big brand, with a commanding brand presence but very little percentage of the overall market. So we think there’s a huge opportunity, not just for us but for the other companies in the segment as well.

And online, you can see a 15 percent CAGR in online floral sales. But those numbers in my view are anemic. They only have $2.3 billion being sold online going to $4.8. We want to see what we can do about that. And I think not only can we help FTD, I think we help the whole industry if we help to figure that out.

This is the reason why we bought FTD. This slide in and of itself explains the big part of the United Online value add to the business. So I would point you to the first two columns, and you’ve seen these before because they were in the Classmates Media IPO road show deck. It shows you the profile of the 58 million Classmates Media core members. The far right shows you the profile of the FTD member. If every single FTD order was an individual member, they still wouldn’t have 54 million or 53 million of our members at United who have the exact same demographic profile.

So the average floral customer costs between $15, $16, $17 to acquire and the average they spend, between $55 and $60 per order. And if you come back three or four times this year, they will logically be spending $15 or $16 to get you every single time for four times. With 55 to 58 million people who have this kind of a profile, there’s no way that that company could ever reach all of our members. So we’re looking at ways to integrate the floral message into our various and sundry sites so that when occasions come around, Mother’s Day, Valentine’s Day, anniversaries, birthdays, our people, our active members will be presented with this and given an opportunity to attractively purchase flowers at a great price.

I will tell you from an active standpoint on the Classmates business, Classmates Media in the last 12 months year-over-year has seen not only its page views and its engagement go up but the active membership is up 2.5 million monthly actives year-over-year and Classmates Media was up one million monthly actives sequentially quarter-over-quarter. So we have a very large, growing, active member base with the exact same demographic profile as FTD with very little customer overlap from a sheer numbers standpoint.

In addition, our MyPoints.com is the premier loyalty business on the internet. Bringing a loyalty program like MyPoints to FTD’s consumer franchise makes all the sense in the world, both online and at the member florist level. So look for that to be coming out in the future.

This is a strategic slide we put together as to why we like the business, because it competes in all the major segments and, again, there’s plenty of room in this market. This is not a business where FTD needs to overtake 1800-FLOWERS or ProFlowers. It’s not that at all. With $20 billion of revenue, if you add up all the revenues of these four companies combined, you’d be hard pressed to get to 15 percent of the category. So there’s plenty of room in there for people to do what they need to do.

This is the breakout of FTD’s business. As you can see, it’s got a great balance between the consumer business, the florist business and their international Interflora business. And they are very profitable. It is a very well run company that just is not known as a marketing company or an internet company, which we are. So that’s a great meshing of the talent of these two companies.

In terms of opportunities to enhance growth, we spend — we’re one of the largest spenders of advertising on the internet. It turns out so is FTD. We think we can help them be a lot more efficient in that. We think we can help on the brand in terms of how it presents itself. We’ve certainly proven with MyPoints and Classmates that when we redesign a business it has tremendous operating results. And so we think there’s something to be done there as well.

And now that I notice there’s a couple of competitors in the room, I won’t be as anecdotal as I might have been, although I do love you, Michael. But I will tell you that when we looked at the flower business, one of the things that struck us as being rather unique and different is that it’s a very episodic business in that there isn’t a real attempt at having a long-term customer relationship. It’s much more buy the flower for the event and then move on. And each floral purchase seems to be a new purchase in and of itself. And of course, the internet is all about customer relationship marketing and having a continuum and a path toward the customer. So we hope to bring some of that discipline to the FTD business as well.

Revenue synergies, I’ve talked about them. They are as obvious as can be. With our loyalty marketing business and our 58 million plus members who have the same demographic profile, clearly this is a business that fits right into our wheelhouse.

In terms of what it’ll look like when you finally put these two companies together proforma, you’ll have a little over $1.1 billion in revenue and more than $240 million in adjusted OIBDA from the two companies. And from a leverage standpoint, we’ll only have 1.9 times leverage on the total company by the time we complete the acquisition, which is very attractive, even in these times.

This is a key slide because this is the beta slide, where we diversify the revenue base such that our access business will be only 26 percent of total revenues by the time we’re done. So you’re going to have a business that basically has this access cash flow co that’s about a quarter of the company and then you’ll have the Classmates Media Corp that’ll be about 20 percent of the company with big top line, big bottom line growth. And then you’ll have this powerful
e-commerce and retail component of the business, also very profitable, called FTD.

In terms of the scale, the cash flow scale, this question comes up frequently. You can see ‘06 to ‘07 United Online $127 million and if you go to ‘07 on FTD $52 million. So together if you slam those two things together you’re talking about roughly $180 million there. So very healthy business, very well situated to handle the leverage that we’ll be putting on it and we think it’ll turn out to be a great move for the United Online shareholder base.

So with that, I’ve got plenty of time to open it up to any questions anybody might have. Yes, sir?

Q:

Can you talk a little bit about where you think OIBDA margins could get to in the ISP business if you continue to look out? And then also, in terms of the deceleration of the decline in subscribers, do you think some of that is related to the economy or can you — is there any way to kind of quantify or think about even qualitatively how that’s impacting the business?

Mark:

So first question was where can the margins go in the ISP business given that they’ve been going up and up and up for years and years and second is do you think that the leveling off that we’re seeing in the dialup category is economy-related? In terms of margins, when we reached 27 percent EBITDA margins people thought that we would top out at 30. How low could telecom go? How many more efficiencies do you put in the business? And we’re now at 38.5. So I don’t know how much higher they ultimately go and I can’t make that as a projection. All I can tell you is that we continue to feel very confident, as we have in the past, on our ability to value engineer our business and keep our hand on the variable cost levers. The variable cost levers to us are sort of how we’ve constructed the ISP business and we’ve shown over time that we can respond to the market very quickly plus or minus based on that. So I feel very good about the margins in the dialup business.

In terms of the category, in tough times obviously people want to spend less money and forget about the rural counties that can’t get broadband. A lot of people we’ve seen in the J.D. Power and I think in the Pew internet report as well showing people moving back from broadband to dialup, logically for economic reasons. So, look, as long as you’re offering a great product at a very attractive price point, whether you’re in good times or bad times you should have a pretty salient message. But when you’re a value priced player in tough economic times you should be in a much better position than the competitive set. I mean it just stands to reason. And we’ve seen that.

We don’t have that issue on Classmates because the Classmates member spends $3.00 a month. It’s less than a Starbucks cup of coffee. If you joined Match.com dating service, it would cost you $39 a month. You spend $39 for the whole year to join Classmates. Classmates doesn’t have price sensitivity. I mean I like to joke Classmates hasn’t raised its prices since Lincoln was in the White House and there’s really no reason to change the prices on that business. The dialup business is terrifically situated. For less than $10 a month you get connected to the internet anywhere in America that has a phone jack and it travels, which as you know broadband doesn’t. So we have a bunch of people who use our dialup in addition to broadband, either as a backup or for when they travel. The hotel I was in in

Boston last night was $30 for the day to use the internet. I said, “Forget it. I’m using my NetZero.” So that’s part of our equation as well. Yes?

Q:	Can you just walk through a little more specifically some of the levers that you do control in terms of managing the costs in the ISP business and how far can you go with those?

Mark:

Well, the cost levers in the ISP business, the major cost levers in the ISP business are telecommunications costs, marketing and sales and G&A. In the past year we’ve reduced the overhead in that division overall by roughly 100 people but a lot of that was ISP-related. Our telecommunications costs have dropped dramatically. They’re largely in the three centish range per hour and very attractive margins on that. We do have an ability because of our auto dialer technology to be able to direct the traffic so that if we can go into the spot market and get attractive rates from various telecos at particular times, we unlike a lot of other companies can respond very quickly and move that traffic. Think about it as like a taxi dispatcher. If we find out a particular cab group can give us a better rate, we can immediately direct the traffic that way. And obviously the marketing line.

It’s an ROI game. That’s the way we look at it. It usually costs us between, depending on the seasonality and the outlet, between $50 and $80 to acquire a customer and with an average RPU of $9.50 and a gross margin in the mid-80s, you’re talking about a business that will pull $8.00 to $8.50 a month in gross profit per customer and if our churn rate is in the mid-fours, mid to high fours, your computed life of your customer is 21 to 22 months. So you run the math: 21 to 22 months times call it $8.00 to $8.50, gross is about $170 to $175, $180 and if it costs you between $50 and $80 to acquire a customer you’ve got a tremendous cash on cash return and that’s how we look at the business.

Now having said that, the cash on cash return in the MyPoints and the Classmates businesses are even better. But the dialup business cash on cash return dynamics are incredibly attractive. So it’s worth it to us to continue to spend the marketing dollars to get those customers. If we ever got to a point because of the category or the costs where those economics weren’t as attractive with a 90-plus percent brand awareness on our brands, we could easily pull back on the marketing. I mean, heck, Microsoft hasn’t spent a dime on MSN internet access in probably six years and they still have several hundred thousand members. We haven’t advertised our Juno brand in five years and we still have a formidable business. So there’s a lot of opportunity there to pull levers.

Q:	Where’s the company going in terms of future online opportunities that are outside of the core business units? For example, things like search, online video, etcetera.

Mark:	In terms of offering them as services or making acquisitions?

Q:	Yeah, both.

Mark:

Well, I will tell you that we always try to keep right in the thick of what’s going on developmentally online in terms of integrating them into our various and sundry businesses, assuming we can sell them or we can get somebody to pay us or have a higher propensity to pay us for those features. Having said that, from an acquisition standpoint we’re not likely to be acquiring companies in the search area. I wouldn’t look forward to competing with Google and Yahoo! and MSN. It’s really not where I want to go.

And some of the other technologies and dynamics that are out there, we’re very careful because remember, we sell a cash flow story. That’s what this company has been for eight years. And so I don’t think the market really wants us to play venture capitalist and go out and buy promising technologies that don’t have revenue and profits with hope in our heart and wind at our back. I really don’t think that’s what people want United Online doing with its shareholder capital. I think they want us buying things that have substantive revenue, sustainable business models and healthy cash flow and using our marketing skills and our internet skills to enhance and integrate those businesses. And I think if we step too far outside of that value wick(?) then we’re just trying to become an internet holding company and that’s absolutely not what we want it to be. Yes, ma’am?

Q:

Is it too early to tell with your Classmates site enhancements how many of your 40 million members or how many of your paid members or maybe a percentage of how many of your new members are actually creating profiles and interacting in a more involved way than they were before?

Mark:

Well, number one, yes there is. We started the first launch of the new web redesign started in call it September and October. We then had another piece that we launched in December. We had another piece that we launched in February and another one we just most recently launched. And so we can see in each wave as we launch and we read it every day, what the dynamic change has been in terms of visits to the site, time spent on the site, engagement and propensity for free people to convert to pay. And I can tell you that with each successive pod that we’ve launched, we have seen an increase across all of those measures. Each successive pod has built upon the previous one and it’s caused us to have an increase in active usage, the amount of time and pages people are using on the site and the propensity for free members to convert to pay.

And you can see that in the numbers. I mean the quarterly numbers have been pretty spectacular since we started to do that and as we said on the earnings call,

our active membership is up. We have a 75 percent increase in the amount of photo content placed on the site since we’ve launched the new graphic impact. So there is a direct correlation between what we present, what we market and how we perform and we measure it daily and we change it all the time, depending on what we have to do. But knock wood it’s now been a year and a half, a little bit more than a year and a half and that business has just been responding incredibly well.

People want it. People on Classmates want us to be doing this. They want to be more engaged. They want to talk to all these people. That’s always been the case. When we bought Classmates, it was basically a registry. It was a bunch of names. There wasn’t much content and there wasn’t much you could do. And that’s why the year in which we bought it, it went down by 250,000 paid subscribers and since then we’ve taken 1.4 million paid subscribers and we’ve increased it by 2.1 million net pay additions because of all the things we’ve changed. So far, so good. It’s been a great 3.5/4 year run on that business.

Other questions? I’ve got a minute and a half left. I could tell jokes. Yes?

Q:	On Classmates now, do you sell any other products? Is there any other revenue stream aside from the monthly subscription that comes from the members themselves?

Mark:

No. Right now on Classmates our major sources of revenue are the sale of advertising with the various and sundry partners, post-transaction while you’re on the site, etcetera and then obviously the sale of subscriptions. We have not really gone into the business of being a purveyor of other people’s goods and services. That’s really not been part of the equation. We’ve tried to keep it as pure as we can so that our users — because remember, we send a lot of emails out that they ask for and we have to be cautious about not bombarding them with commercial messaging so that they don’t feel it’s a social network, that they feel it’s a retail network. So we’re pretty cautious. But you will see towards the end of ‘08, early ‘09 much more integration between MyPoints and Classmates and trying to create some of the points-based loyalty programs within the Classmates member base and then you’re going to see with FTD, you’re going to see an integration as well where the Classmates members, 58 million, 55 million people who have birthdays, anniversaries, Valentine’s Day, Mother’s Day, etcetera, they’re all going to be faced with that and our ability to go to those people and get them engaged with our new floral partner and also get them on a loyalty-based program should pay us handsome rewards if we do it right. It’s all in the execution.

Megan:	So that wraps up the formal session but Mark and Scott will stick around for the breakout session in this room.

Mark:	In this room?

Megan:	Yes.

Mark:	Thank you.

END